

December 31, 2013

Via E-mail
Stephen A. Lasota
Chief Financial Officer
Cowen Group, Inc.
599 Lexington Avenue
New York, NY 10022

> **Re:** **Cowen Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 7, 2013 and Amended March 28, 2013**
> **Form 10-Q for the Quarterly Period Ended September 30, 2013**
> **Filed November 7, 2013**
> **File No. 001-34516**

Dear Mr. Lasota:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Assets Under Management and Fund Performance, page 34

1.   You disclose that your asset management fees are based on the value of your assets under management (AUM) and that your AUM are affected by both cash flows and market fluctuations. In order to provide greater transparency to readers, please revise your future filings to address the following information regarding your AUM.

- Your current disclosures show "net redemptions." Please revise to disaggregate net redemptions into gross cash inflows and outflows (i.e. subscriptions and redemptions).

- For funds which are restricted in their ability to (i) redeem their investments (i.e. required to give advance notice prior to redemption or have suspended redemptions) or (ii) accept new subscriptions (i.e. funds not accepting investments), please quantify by average assets the amount of average assets under restriction during the period and indicate the period of time the restriction(s) was in place during the period disclosed.

- In order to provide investors a better understanding of fund performance, please include the net annualized return since inception and net return for each period presented.

Results of Operations, page 36

2.   Your disclosure on page 30 acknowledges that your results of operations were impacted by certain recent acquisitions. Please revise this section of your future filings to clearly quantify the impact of your recent acquisitions on your various revenue and expense line items.

Liquidity and Capital Resources, page 50

3.   We note your disclosure on page F-53 regarding your undistributed earnings of foreign subsidiaries for which you have not provided income taxes. To the extent applicable and material, please revise your future filings to address the following.

- Disclose the amount of cash and cash equivalents and short-term investments held by foreign subsidiaries as of each balance sheet date.

- Discuss the potential tax implications if such funds are needed for your operations in the United States.

- Discuss your intent to permanently reinvest these funds outside the United States.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 1. Unaudited Condensed Consolidated Financial Statements, page 4

Condensed Consolidated Statements of Comprehensive Income (Loss), page 6

4.   Please revise your future filings to address the following regarding the updated guidance for Comprehensive Income under ASC 220-10 which became effective for all reporting periods in 2013.

- Revise future filings to show the tax effects of each component of other comprehensive income as required by ASC 220-10-45-11 and 45-12.

- Revise future filings to show all reclassifications out of comprehensive income which have been reclassified to your statements of operations as required by ASC 220-10-45-14 through 45-17.

- In your disclosures of comprehensive income we do not observe the reconciliation of the beginning and ending balances of accumulated other comprehensive income as required by ASC 220-10-45-14A. Please revise future filings to present this reconciliation.

- Please explain and revise future filings for the required separate disclosure of redeemable non-controlling interests as required by ASC 220-10-45-5.

Notes to Condensed Consolidated Financial Statements, page 9

Note 5. Investments of Operating Entities and Consolidated Funds, page 15

5.   Please revise your future filings to more comprehensively address the revised guidance for Balance Sheet Offsetting under ASC 210-20 which became effective for all reporting periods in 2013. As part of these expanded disclosures, please address the following.

- Your disclosure for derivative assets/liabilities does not present these amounts by type of derivative nor do you categorize the collateral received/collected by type of derivative. Further, it is not clear which derivative contracts are subject to master netting arrangements and which are not. Please refer to the illustration found at ASC 210-20-55-22, and revise your future filings accordingly.

- You disclose that your securities sold under agreements to repurchase were transacted pursuant to an agreement with one counterparty as of September 30, 2013. You also disclose that you have presented amounts subject to this agreement on a gross basis and provided the amount of financial collateral collected. Please include these amounts in your revised schedules in light of the previously requested revisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Hugh West for

Kevin W. Vaughn
Accounting Branch Chief